Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 17, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ply Gem Holdings, Inc.

Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of our client, Ply Gem Holdings, Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-3 (the “Registration Statement”).

The filing fee in respect of the Registration Statement has been paid.

Should you have any questions regarding the Registration Statement, please feel free to contact Jennifer Wang at (212) 373-3947 or the undersigned at (212) 373-3025.

Very truly yours,

/s/ John C. Kennedy

John C. Kennedy

cc:	Tim Johnson, Esq.

tim.johnson@plygem.com

Ply Gem Holdings, Inc.